SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2015 First Quarter Results

Resilient first quarter performance in a weak environment

•	Revenue down to $570m due to change in perimeter and market conditions

•	Solid Multi-Client sales at $99m

•	Positive Operating Income[1] at $18m

•	Sercel and GGR resilient margins respectively at 11% and 20%

Ongoing delivery of our Transformation Plan

•	3D Marine fleet downsized to 11 vessels

•	Positive contribution of Land Data Acquisition business

•	Cost reduction plan on track and further $50m cut in full-year total Capex

Full focus on cash management

•	EBITDAs[1] at $145 m

•	Capex at $110m, down 56% year-on-year

•	Free Cash Flow[1] at $(20)m versus $(151)m last year

•	Stable leverage ratio at 2.5x by end of March

[1]	Figures before Non-Recurring charges related to the Transformation Plan

PARIS, France – May 6th 2015 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2015 first quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“Our clients’ adjustment to a low oil-price environment and the reduction and delays in their investments, continue to impact our market environment. In this context, our lower revenue reflected, on the one hand, the change in our Group’s perimeter and, on the other, the pressure on prices and volumes.

Our Equipment Division maintained its market share with a resilient operational margin. For the Data Acquisition division, the capacity and cost reduction measures we previously announced are well on track. Our GGR Division delivered a good level of operational and commercial performance, with sustained multi-client sales. At Group level, with positive operating income and tight management of our capex, our free cash flow improved significantly year-on-year and our leverage ratio remained stable this quarter.

With low visibility for the coming quarters, and in anticipation of a still difficult context, we remain focused on rigorous implementation of our Transformation Plan and active management of both our cash and our balance sheet.”

Post-closing event:

•

As part of the dynamic management of its debt characteristics and of its balance sheet structure, CGG envisages to propose current 2019 OCEANE holders an exchange offer for new OCEANE (Convertible Bond) with a more favorable conversion strike and an increased coupon, paid by and paying for a one-year extension of the maturity date. The New OCEANE 2020 would be exchangeable under a 5:2 ratio including notably (i) a strike of €12.86 corresponding to a 1:1 conversion parity, (ii) a coupon increased to 1.75%, (iii) a maturity date extended to January 1st 2020, and (iv) an Issuer Call that could be exercised from January 15th 2017 should the share price be higher than 130% of principal. This operation would take place in the context of a Public Exchange Offer, subject to prior approval by the AMF, to be applied to all of the outstanding 2019 OCEANE which represent a total principal amount of 360 million euros. As the conversion and/or forward swap of the new OCEANE into shares could lead to an increase in the number of shares, representing up to a maximum of nearly 16% of the Company’s capital, with an issuing price at €12.86, the Offer project will be submitted as a specific resolution for the prior approval of the next Annual General Meeting of Shareholders on May 29th 2015 (1).

(1) See 24th resolution submitted to the Annual General Meeting of Shareholders on May 29th 2015 as published in the Official Journal of Legal Publications on May 6 2015.

First Quarter 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Quarter 2014*	Fourth Quarter 2014*	First Quarter 2015*
Group Revenue	806	906	570
Equipment	206	219	125
Acquisition	559	316	296
Geology, Geophysics & Reservoir (GGR)	290	489	239
Eliminations	(249)	(118)	(90)
EBITDAS	189	402	145
Operating Income	36	111	18
Equipment	41	55	14
Acquisition	1	(44)	(19)
GGR	64	142	49
Equipment operational margin	20.0%	25.2%	11.4%
Acquisition operational margin	0.2%	(13.8)%	(6.4)%
GGR operational margin	22.1%	29.0%	20.3%
EBIT	19	69	19
EBIT margin	2.4%	7.6%	3.3%
Net Financial Costs	(45)	(40)	(47)
Net Financial Costs Cash	(12)	(55)	(26)
Free Cash Flow	(151)	187	(20)

First Quarter 2015 Key Figures

After Non-Recurring Charges (NRC)

In million $	First Quarter 2014*	Fourth Quarter 2014*	First Quarter 2015*
EBITDAS	188	289	128
Operating Income	35	(532)	1
EBIT	18	(574)	2
Net Financial Costs	(45)	(40)	(47)
Other Income Taxes	(11)	(51)	(7)
Net Income	(39)	(667)	(55)
Non-recurring charges (NRC)	(1)	(643)	(18)
Cash Flow from Operations	118	347	91
Free Cash Flow	(152)	152	(45)
Net Debt	2,428	2,420	2,386
Capital Employed	6,279	5,166	5,137

*

In Q4 2014, Non-Recurring Charges are linked to the new phase of the Transformation Plan and write-offs related to the multi-client library. In Q1 2015, Non-Recurring Charges are linked to the Transformation Plan.

First Quarter 2015 financial results by division before non-recurring charges (NRC)

Equipment

Equipment	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year		Variation Quarter-to- quarter
In million $
Equipment Total Revenue	206	219	125	(39)%		(43)%
External Revenue	163	209	114	(30)%		(45)%
EBITDAs	52	67	25	(52)%		(63)%
Margin	25.0%	30.5%	19.8%	(520	)bp	(1,070	)bp
Operating Income	41	55	14	(66)%		(74)%
Margin	20.0%	25.2%	11.4%	(860	)bp	(1,380	)bp
EBIT	41	55	14	(66)%		(74)%
Capital Employed (in billion $)	0.8	0.75	0.75	NA		NA

Equipment division Total Sales was $125 million, down 39% compared to the first quarter of 2014 and down 43% sequentially. Following strong deliveries in Q4 2014, volumes have been particularly low in the beginning of this year, in the context of order delays from our clients notably in the Middle East.

During the first quarter, marine equipment sales represented 43% of total sales. Internal sales have strongly decreased, representing only 9% of total sales compared to 21% in the first quarter of 2014. External sales were $114 million, down 30% compared to the first quarter of 2014.

Equipment division EBITDAs was $25 million, a margin of 19.8%.

Equipment division Operating Income was $14 million, a margin of 11.4%.

Equipment division Capital Employed was $0.75 billion at the end of March 2015.

Data Acquisition

Data Acquisition	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year		Variation Quarter- to- quarter
In million $
Data Acquisition Total Revenue	559	316	296	(47)%		(7)%
External Revenue	353	208	217	(39)%		4%
Total Marine	453	278	249	(45)%		(11)%
Total Land and Multi-Physics Acquisition	106	38	47	(56)%		23%
EBITDAs	80	35	44	(45)%		24%
Margin	14.2%	11.2%	14.8%	60bp		360bp
Operating Income	1	(44)	(19)	NA		(57)%
Margin	0.2%	(13.8)%	(6.4)%	NA		(740	)bp
EBIT	(15)	(83)	(18)	20%		(78)%
Margin	(2.7)%	(26.1)%	(6.1)%	(340	)bp	2,000bp
Capital Employed (in billion $)	2.6	1.5	1.5	NA		NA

Data Acquisition Division Total Revenue was $296 million, down 47% year-on-year and down 7% sequentially. External revenue was $217 million, down 39% year-on-year due to the reduction of our marine fleet and of the number of land crews, and deteriorating market conditions.

•

Marine Acquisition revenue was $249 million, down 45% year-on-year and down 11% sequentially. 35% of the fleet was dedicated this quarter to multi-client programs compared to 51% in Q1 2014. Our vessel availability rate was 84% due to high yard and transit time. Vessel production rate was a solid 92% compared to a 93% production rate last year and a 92% rate in the fourth quarter of 2014. With an operated fleet of 11 3D vessels this quarter, the decrease in revenue was due to the impact of the fleet reduction and to deteriorating market conditions.

•

Land and Multi-Physics Acquisition revenue was $47 million, down 56% year-on-year and up 23% sequentially. The revenue decrease versus 2014 is wholly due to the reduction in our activity perimeter. The restructuration measures implemented in 2014 and 2015 have translated into a good operational performance of our Land activity.

Data Acquisition Division EBITDAs was $44 million, a margin of 14.8%.

Data Acquisition Division Operating Income was $(19) million.

Data Acquisition Division EBIT was $(18) million. The Seabed Geosolutions JV reported a slightly positive operational result driven by restructuring and improved utilization.

Data Acquisition EBIT after NRC includes $(16) million of non-recurring items linked to the Transformation Plan.

Data Acquisition division Capital Employed was $1.5 billion at the end of March 2015.

Geology, Geophysics & Reservoir (GGR)

GGR	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year		Variation Quarter- to- quarter
In million $
GGR Total Revenue	290	489	239	(18)%		(51)%
Multi-client	127	299	99	(22)%		(67)%
Prefunding	80	225	42	(48)%		(81)%
Subsurface Imaging & Reservoir	163	191	140	(14)%		(26)%
EBITDAs	160	367	122	(24)%		(67)%
Margin	55.1%	75.1%	50.9%	(420	)bp	(2,530	)bp
Operating Income	63	142	49	(24)%		(66)%
Margin	22.1%	29.0%	20.3%	(180	)bp	(870	)bp
EBIT	63	139	49	(24)%		(65)%
Margin	22.0%	28.5%	20.3%	(170	)bp	(820	)bp
Capital Employed (in billion $)	2.9	2.9	2.9	NA		NA

GGR Division Total Revenue was $239 million, down 18% year-on-year and down 51% sequentially.

•	Multi-client revenue was at $99 million, down 22% year-on-year in line with the planned decrease of our multi-client investments, and down 67% sequentially following a particularly strong Q4.

•

Prefunding revenue was $42 million, down 48% year-on-year and down 81% sequentially. Multi-client cash capex was at $71 million, down 54% year-on-year. Lower prefunding revenue is strongly correlated to our reduction in multi-client investment this quarter. The cash prefunding rate was at 58% against 51% in Q1 2014, with the arrival of a new subscriber on the StagSeis program.

•	After-sales revenue was $57 million, up 20% year-on-year and down 23% sequentially.

•

Subsurface Imaging and Reservoir revenue was $140 million, down 14% year-on-year linked to higher internal Subsurface Imaging processing activity (StagSeis program) and down 26% sequentially mainly due to the business seasonality.

GGR Division EBITDAs was $122 million, a 50.9% margin.

GGR Division Operating Income was $49 million, a 20.3% margin. The division resilience is driven by strong multi-client aftersales and a good performance by Subsurface Imaging and Reservoir (SIR). The multi-client depreciation rate totaled 54%, leading to a Net Book Value of $984 million at the end of March. At this time, our onshore library represented 13% of our total library and our offshore library represented 87% of our total library.

GGR Division EBIT was $49 million, a 20.3% margin.

GGR Division Capital Employed was $2.9 billion at the end of March 2015.

First quarter 2015 financial results before non-recurring charges (NRC)

Group Revenue was $570 million, down 29% year-on-year and down 37% sequentially. This breaks down to 20% from the Equipment Division, 38% from the Acquisition Division, and 42% from the GGR Division.

Group backlog was at $0.9bn as of 31 March 2015, stable sequentially. As of today, marine fleet coverage is at 87% in Q2 2015 and 68% in Q3 2015.

	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Group Revenue	806	906	570	(29)%	(37)%
Equipment	206	219	125	(39)%	(43)%
Acquisition	559	316	296	(47)%	(7)%
GGR	290	489	239	(18)%	(51)%
Eliminations	(249)	(118)	(90)	NA	NA

Group EBITDAs was $145 million, a margin of 25.5%. After NRC, Group EBITDAs was 128 million, a margin of 22.4%.

	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Group EBITDAs	189	402	145	(23)%	(64)%
Margin	23.5%	44.4%	25.5%	200bp	(1,900	)bp
Equipment	52	67	25	(52)%	(63)%
Acquisition	80	35	44	(45)%	24%
GGR	160	367	122	(24)%	(67)%
Eliminations	(87)	(46)	(35)	NA	NA
Corporate	(16)	(21)	(10)	NA	NA
Non-recurring charges (NRC)	(1)	(113)	(18)	NA	NA

Group Operating Income was $18 million, a margin of 3.2%. After NRC, Group Operating Income was $1 million.

	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015	Variation Year-on- year		Variation Quarter- to- quarter
In million $
Group Operating Income	36	111	18	(49)%		(84)%
Margin	4.4%	12.2%	3.2%	(120	)bp	(900	)bp
Equipment	41	55	14	(66)%		(74)%
Acquisition	1	(44)	(19)	NA		(57)%
GGR	64	142	49	(24)%		(66)%
Eliminations	(53)	(21)	(16)	NA		NA
Corporate	(17)	(22)	(10)	NA		NA
Non-recurring charges (NRC)	(1)	(643)	(18)	NA		NA

Group EBIT was $19 million, a margin of 3.3%. After NRC, Group EBIT was $2 million.

Total non-recurring charges were $18 million.

Net financial costs were $47 million:

•	Cost of debt was $42 million. The total amount of interest paid during the quarter was $26 million

•	Other financial items were a loss of $5 million due to the Forex impact.

Other Income Taxes were $7 million, mainly due to foreign deemed and foreign current taxation, excluding the $2 million unfavorable impact of net deferred tax on currency translation.

Group Net Income was $(55) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(56) million / €(48) million. EPS was negative at $(0.31) / €(0.27).

Cash Flow

Cash Flow from operations is at $116 million compared to $119 million for the first quarter 2014. After NRC, the cash flow from operations was $91 million.

Global Capex was $110 million, down 30% sequentially and 56% year-on-year.

•	Industrial capex was $27 million, down 34% sequentially and 66% year-on-year

•	Research & Development capex was $12 million

•	Multi-client cash capex was $71 million, down 30% sequentially and 54% year-on-year

	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015
In million $
Capex	252	157	110
Industrial	80	42	27
R&D	16	14	12
Multi-client Cash	156	101	71
Marine MC	144	83	65
Land MC	12	18	6

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(20) million compared to $(151) million for the first quarter 2014. Including NRC, Free Cash Flow was negative at $(45) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.622 billion at the end of March 2015. Available cash was $236 million and Group net debt was $2.386 billion.

Net debt to equity ratio, at the end of March 2015, was 88% compared to 90% at end of December 2014.

First Quarter 2015 Comparisons with First Quarter 2014 and Fourth Quarter 2014

Consolidated Income Statements In Million $	First Quarter 2014	Fourth Quarter 2014	First Quarter 2015
Euro/dollar exchange rate	1.37	1.25	1.16
Operating Revenue	806	906	570
Equipment	206	219	125
Acquisition	559	316	296
GGR	290	489	239
Elimination	(249)	(118)	(90)
Gross Margin after NRC	134	197	90
Operating Income before NRC	36	111	18
Equipment	41	55	14
Acquisition	1	(44)	(19)
GGR	64	142	49
Corporate and Eliminations	(70)	(42)	(26)
NRC	(1)	(643)	(18)
Operating Income after NRC	35	(532)	1
Equity from Investments before NRC	(17)	(42)	1
EBIT before NRC	19	69	19
EBIT after NRC	18	(574)	2
Net Financial Costs	(45)	(40)	(47)
Other Income Taxes	(11)	(51)	(7)
Deferred Tax on Currency Translation	(1)	(3)	(2)
Net Income	(39)	(667)	(55)
Earnings per share in $	(0.23)	(3.78)	(0.31)
Earnings per share in €	(0.17)	(2.88)	(0.27)
EBITDAs after NRC	188	289	128
Equipment	52	67	25
Acquisition	80	35	44
GGR	160	367	122
Corporate and Eliminations	(103)	(67)	(45)
NRC	(1)	(113)	(18)
EBITDAs before NRC	189	402	145
Industrial Capex (incl. R&D Capex)	102	55	45
MC Cash Capex	156	101	71

This announcement may not be published, distributed or released, directly or indirectly, in any jurisdiction where to do so would be unlawful, including the United States. The offering and the distribution of this press release may be subject to legal and regulatory restrictions in certain jurisdictions. This announcement is not an offer to purchase, sell or exchange (or the solicitation of an offer to purchase, sell or exchange) securities in any jurisdiction, including the United States.

The securities or the transaction referred to herein have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the securities referred herein may not be offered, subscribed or sold in the United State absent registration or an applicable exemption from the registration requirements of the Securities Act. The potential exchange offer described herein will not be made, directly or indirectly, in the United States.

Other Information

CGG will announce its first quarter 2015 results on Wednesday, May 6th, 2015, before the opening of the Paris and New York stock exchanges.

An English language analysts conference call is scheduled at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via the webcast on CGG website at: www.cgg.com.

For analysts, please dial 5 to 10 minutes prior to the scheduled start time the following numbers:

France call-in UK call-in Access code	+33(0)1 76 77 22 26 +44(0)20 3427 1903 2270517

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

March 31st, 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2015 (unaudited)	December 31, 2014

ASSETS
Cash and cash equivalents	236.0	359.1
Trade accounts and notes receivable, net	784.3	942.5
Inventories and work-in-progress, net	375.8	417.3
Income tax assets	130.9	145.9
Other current assets, net	138.2	126.5
Assets held for sale, net	31.7	38.3
Total current assets	1,696.9	2,029.6
Deferred tax assets	94.1	98.2
Investments and other financial assets, net	150.0	141.8
Investments in companies under equity method	144.2	137.7
Property, plant and equipment, net	1,163.7	1,238.2
Intangible assets, net	1,396.2	1,373.8
Goodwill, net	2,031.1	2,041.7
Total non-current assets	4,979.3	5,031.4
TOTAL ASSETS	6,676.2	7,061.0

LIABILITIES AND EQUITY
Bank overdrafts	2.7	2.9
Current portion of financial debt	84.9	75.7
Trade accounts and notes payable	338.6	444.2
Accrued payroll costs	174.2	222.5
Income taxes liability payable	65.2	72.2
Advance billings to customers	51.4	54.4
Provisions – current portion	104.5	106.0
Other current liabilities	189.4	231.8
Total current liabilities	1,010.9	1,209.7
Deferred tax liabilities	155.1	153.8
Provisions – non-current portion	198.7	220.3
Financial debt	2,534.5	2,700.3
Other non-current liabilities	26.5	30.7
Total non-current liabilities	2,914.8	3,105.1
Common stock 285,308,697 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at March 31, 2015 and 177,065,192 at December 31, 2014	92.8	92.8
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	(591.0)	562.0
Other reserves	135.4	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG SA	(55.5)	(1,154.4)
Cumulative income and expense recognized directly in equity	(7.2)	(7.6)
Cumulative translation adjustment	(37.7)	(24.3)
Equity attributable to owners of CGG SA	2,696.6	2,693.0
Non-controlling interests	53.9	53.2
Total equity	2,750.5	2,746.2
TOTAL LIABILITIES AND EQUITY	6,676.2	7,061.0

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014

Operating revenues	569.5	806.2
Other income from ordinary activities	0.4	0.4
Total income from ordinary activities	569.9	806.6
Cost of operations	(479.8)	(672.5)
Gross profit	90.1	134.1
Research and development expenses, net	(26.1)	(26.4)
Marketing and selling expenses	(23.7)	(29.5)
General and administrative expenses	(26.5)	(41.9)
Other revenues (expenses), net	(13.1)	(1.8)
Operating Income	0.7	34.5
Expenses related to financial debt	(42.9)	(48.2)
Income provided by cash and cash equivalents	0.5	0.6
Cost of financial debt, net	(42.4)	(47.6)
Other financial income (loss)	(4.6)	2.5
Income (loss) of consolidated companies before income taxes	(46.3)	(10.6)
Deferred taxes on currency translation	(1.7)	(1.0)
Other income taxes	(7.3)	(10.9)
Total income taxes	(9.0)	(11.9)
Net income (loss) from consolidated companies	(55.3)	(22.5)
Share of income (loss) in companies accounted for under equity method	0.8	(16.5)
Net income (loss)	(54.5)	(39.0)
Attributable to:
Owners of CGG SA	$(55.5)	(40.4)
Owners of CGG SA (1)	€(48.1)	(29.5)
Non-controlling interests	$1.0	1.4

Weighted average number of shares outstanding	177,065,192	176,890,866
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plan	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,890,866
Net income (loss) per share
Basic	$(0.31)	(0.23)
Basic (1)	€(0.27)	(0.17)
Diluted	$(0.31)	(0.23)
Diluted (1)	€(0.27)	(0.17)

(1)	Converted at the average exchange rate of U.S.$1.155 and U.S.$1.371 per € for the periods ended March 31, 2015 and 2014, respectively.
(2)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended March 31,
	2015					2014
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	216.7	239.0	113.8	—	569.5	352.9	289.9	163.4	—	806.2
Inter-segment revenues	78.9	—	11.5	(90.4)	—	206.4	—	42.8	(249.2)	—
Operating revenues	295.6	239.0	125.3	(90.4)	569.5	559.3	289.9	206.2	(249.2)	806.2

Depreciation and amortization (excluding multi-client surveys)	(62.6)	(19.0)	(10.5)	—	(92.1)	(77.7)	(16.4)	(9.9)	—	(104.0)

Depreciation and amortization of multi-client surveys	—	(53.7)	—	—	(53.7)	—	(80.2)	—	—	(80.2)

Operating Income	(34.7)	46.9	14.2	(25.7)	0.7	0.5	63.5	41.3	(70.8)	34.5

Share of income in companies accounted for under equity method (1)	0.8	—	—	—	0.8	(16.2)	(0.3)	—	—	(16.5)

Earnings before interest and tax (2)	(33.9)	46.9	14.2	(25.7)	1.5	(15.7)	63.2	41.3	(70.8)	18.0

Capital expenditures (excluding multi-client surveys) (3)	19.1	15.5	4.3	6.1	45.0	58.7	17.9	18.9	6.3	101.8

Investments in multi-client surveys, net cash	—	71.5	—	—	71.5	—	155.9	—	—	155.9

Capital employed	1.5	2.9	0.7	—	5.1	2.6	2.9	0.8	—	6.3

Total identifiable assets	2.1	3.2	0.9	0.1	6.3	3.1	3.1	1.0	0.5	7.7

(1)	Share of operating results of companies accounted for under equity method were U.S.$ 5 million and U.S.$(14.3) million for the three months ended March 31, 2015 and 2014, respectively.
(2)

For the three months ended March 31, 2015, Acquisition EBIT includes U.S.$(15.8) million of restructuring costs linked to the Transformation Plan (mainly provisions for redundancy costs). GGR EBIT also includes U.S.$(1.7) million of restructuring costs linked to the Transformation Plan. Then, at Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$18.2 million and U.S.$19.0 million for the three months ended March 31, 2015, compared to U.S.$35.8 million and U.S.$19.3 million for the three months ended March 31, 2014. For the three months ended March 31, 2015, and March 31, 2014, “eliminations and other” includes U.S.$(10.4) million and U.S.$(17.2) million of general corporate expenses, respectively.

(3)

Capital expenditures include capitalized development costs of U.S.$(11.7) million and U.S.$(15.9) million for the three months ended March 31, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2015	2014

OPERATING
Net income (loss)	(54.5)	(39.0)
Depreciation and amortization	92.1	104.0
Multi-client surveys depreciation and amortization	53.7	80.2
Depreciation and amortization capitalized to multi-client surveys	(20.2)	(34.0)
Variance on provisions	(9.1)	(0.7)
Stock based compensation expenses	1.5	3.6
Net gain (loss) on disposal of fixed assets	0.6	1.2
Equity income (loss) of investees	(0.8)	16.5
Dividends received from investments in companies under equity method	—	8.4
Other non-cash items	(1.1)	0.2
Net cash including net cost of financial debt and income tax	62.2	140.4
Less net cost of financial debt	42.4	47.6
Less income tax expense	9.0	11.9
Net cash excluding net cost of financial debt and income tax	113.6	199.9
Income tax paid	(18.4)	(41.0)
Net cash before changes in working capital	95.2	158.9
- change in trade accounts and notes receivable	119.3	77.1
- change in inventories and work-in-progress	8.7	18.8
- change in other current assets	(17.4)	(19.6)
- change in trade accounts and notes payable	(93.0)	(45.8)
- change in other current liabilities	(41.5)	(71.5)
Impact of changes in exchange rate on financial items	19.5	(0.1)
Net cash provided by operating activities	90.8	117.8
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(45.0)	(101.8)
Investment in multi-client surveys, net cash	(71.5)	(155.9)
Proceeds from disposals of tangible and intangible assets	7.4	1.3
Total net proceeds from financial assets	3.1	—
Acquisition of investments, net of cash and cash equivalents acquired	(16.6)	(6.5)
Variation in loans granted	(6.4)	(16.0)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(1.2)	(2.0)
Net cash used in investing activities	(130.2)	(280.9)
FINANCING
Repayment of long-term debts	(169.3)	(13.2)
Total issuance of long-term debts	125.0	119.2
Lease repayments	(2.1)	(2.2)
Change in short-term loans	(0.1)	0.2
Financial expenses paid	(26.3)	(12.1)
Net proceeds from capital increase
- from shareholders	—	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Net cash provided by (used in) financing activities	(72.8)	91.9
Effects of exchange rates on cash	(10.9)	0.1
Net increase (decrease) in cash and cash equivalents	(123.1)	(71.1)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	236.0	458.9

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 6th, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO